May 2011

EXECUTIVE SERVICE AGREEMENT

MORRIA BIOPHARMACEUTICALS PLC

And

Saul Yedgar

Contents

1.	Definitions and interpretation	1
2.	Absence of Impediment to the Executives Service	1
3.	Appointment	1
4.	Duration of the Service	2
5.	Scope of the Service	2
6.	Hours and place of work	4
7.	Remuneration and benefits	4
8.	Deductions	5
9.	Additional Benefits	5
10.	Expenses	5
10.	Holidays
11.	Pension	7
12.	Restrictions on other activities by the Executive	6
13.	Confidentiality, Non-Competition and Intellectual Property Assignment	7
14.	Data protection	9
15.	Inventions and other intellectual property	7
16.	Service Term and Termination	8
17.	Post termination covenants	11
18.	Grievance procedure	12
19.	Disciplinary procedures	12
20.	Notices	12
21.	Former service agreements	13
22.	Choice of law, submission to jurisdiction and address for service	13
23.	Company computers	13
24.	General	13

Schedule 1		16
Definitions and interpretations		16

Schedule 2

Morria Biopharmaceuticals Plc	Saul Yedgar

DATE: May 25, 2011.

PARTIES:

(1) MORRIA BIOPHARMACEUTICALS PLC (company number 5252842) whose registered office is at 53 Davies street, Mayfair, London W1K5JH ("Company" or "Morria"); and (2) Saul Yedgar of 1 Taib Street, Jerusalem, Israel 95405, Israel ID # 004517785 ("Executive").

1.	Definitions and interpretation

The definitions and interpretative provisions in Schedule 1 apply to this agreement.

1.1	Exclusivity of the Agreement This Agreement is personal and the terms and conditions of the service of the Executive shall be solely as set forth in this Agreement.

1.2	This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings, agreements, representations and discussions between them, oral or written.

1.3	Except as expressly provided in this Agreement or in accordance with applicable law, the Executive shall not be entitled to any payments or other benefits in respect of his service and the termination of his service with the Company.

2.	Absence of Impediment to the Executive's Service

The Executive warrants, confirms and undertakes that he is entitled to enter into this Agreement and to assume all of the obligations pursuant hereto, that there is no contractual or other impediment to his entering into this Agreement, fulfilling his obligations hereunder or to his service with the Company and that in entering into this Agreement he is not in breach of any other agreement or obligation to which he is or was a party. The Executive warrants and confirms that in accordance with the aforesaid he has obtained from Hebrew University, and Yissum, and from any other relevant institute, committee or person at Hebrew University and/or at Yissum all the necessary approvals (if needed) which allow him to fulfil all of his obligations under this Agreement.

3.	Position

3.1	Commencing on the Effective Date, the Executive will serve in the capacity as the Chief Scientific Officer of the Company, subject to the terms and conditions of this Agreement. The Executive will report to the Chief Executive Officer or to any one other designated person by the Board of Directors of the Company. The Board may alter Executive's position or the person to whom the Executive reports, at its discretion, provided that the Executive shall at no time report directly to more than one person.

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3.2	During the course of his Service with the Company the Executive shall honestly, diligently, skilfully and faithfully serve the Company. The Executive undertakes to devote his working time, and the best of his qualifications and skills to promoting the business and affairs of the Company, and further undertakes to comply with the policies and working arrangements of the Company, to loyally and fully comply with the decisions of the Company, its management and his supervisors, to follow the Company procedures as established from time to time, to carry out the duties imposed upon him, whatever and whenever they shall be.

3.3	The Executive hereby confirms that he received all rights, benefits and payments to which the Executive is entitled under any law and/or agreement with respect to the consulting or other services of any kind that he has provided to the Company under the Consulting Agreement dated February 21st 2005 ("Consulting Agreement") or any amendment or supplement thereto, and that no sums and\or benefits are owing to the Company relating to the activities of the Executive on behalf of the Company prior to the date hereof in any activity or capacity in which the executive may have performed any services for the Company, that the Executive shall not assert any claims against the Company in respect of such period and that the Consulting Agreement is terminated.

4.	Duration of the Service

4.1	Subject to this Agreement, the Service will continue until terminated by either party giving to the other not less than 30 days' notice in writing.

4.2	For the purpose of ERA 1996 the Executive’s period of continuous service will begin on May 1, 2011. The Service is not continuous with any previous service.

4.3	The Executive represents and warrants that he is not bound by or subject to any court order agreement arrangement or undertaking which in any way restricts or prohibits him from entering into this agreement or from performing his duties under this agreement.

5.	Scope of the Service

5.1	The Executive shall work on behalf of the Company within the ordinary course of business of the Company in accordance with the instructions and direction of the Chief Executive Officer, , unless the Chairman of the Board of the Company, or Board of Directors shall have previously restricted (specifically or generally) such power and authority of the President of the Company.

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5.1.1	The Chief Scientific Officer shall be responsible for providing the scientific and technical leadership necessary to help define, to prioritize, conduct, and to manage the company’s research, discovery, pre-clinical programs and development; represent the company internally and externally in the scientific, communities; and assist in establishing and maintaining collaborations with academia and industry partners. The highest priority will be to help successfully translate research into new products.

5.1.2	devote to his duties the time, attention and skill as may reasonably be required for the satisfactory performance of his duties to the Company.

5.1.3	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Chief Executive Office or by such other individual to whom he shall directly report as is determined by the Board of Directors of the Company;

5.1.4	obey the reasonable and lawful directions of the Chief Executive Office or by such other individual to whom he shall directly report as is determined by the Board of Directors of the Company;

5.1.5	comply with all the Company’s rules regulations policies and procedures from time to time in force;

5.1.6	use best endeavours to promote and protect the interests of Morria and future growth; and

5.1.7	keep the Chief Executive Office or such other individual to whom the Executive shall directly report, as is determined by the Board of Directors of the Company at all times promptly and fully informed, in writing if so requested, of his conduct and actions on behalf of the Company.

5.2	The Executive must not, without the prior consent of the Board:

5.2.1	on behalf of the Company, incur any capital expenditure in excess of any sum authorised from time to time by the Board;

5.2.2	on behalf of the Company, enter into any commitment contract or arrangement or employ any person without authorization from the Chief Executive Office, or such other individual to whom the Executive shall directly report, as is determined by the Board of Directors of the Company and which is outside the normal course of its business or of an unusual onerous or long term nature or outside the scope of the normal duties of the Executive.

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6.	Hours and place of work

6.1	The Executive will work such hours for the proper performance of his duties.

6.2	The Company may require the Executive to work from another location as it may reasonably request of the Executive, provided that such a request that shall require the Executive to move his residence or to commute more than 25 kilometers from his current residence, shall be deemed a constructive termination of this agreement by the Company.

6.3	The Executive may be required to work and undertake travel as the Company may reasonably require and as may be necessary for the proper performance of the Executive’s duties.

7.	Remuneration and benefits

7.1	As the Executive is employed hereunder in a position involving a fiduciary relationship between the Executive and the Company, the Work and Rest Law (5711-1951), and any other law amending or replacing such law, shall not apply to the Executive or to his Service , and the Executive shall not be entitled to any compensation in respect of such law. The Executive acknowledges and agrees that the Salary and the compensation set for him hereunder include a proper and just reward for the requirements of his position and status and the obligation to work at irregular hours of the day. Accordingly, the Executive shall not be entitled to any additional bonus or other payment for extra hours of work.

7.2	The Company will pay to the Executive a gross monthly Salary of the NIS equivalent of NIS8,312 (eight thousand, three hundred and twelve New Israeli Shekel) The Executive’s Salary will accrue from week to week and be payable by monthly in arrears no later than the 9th day of each month, for the preceding month by credit transfer to a bank account nominated by the Executive.

7.3	The Board may review the Executive’s Salary annually. The Company is not obliged to increase the Salary following any review.

7.4	Subject to the approval of the Board of Directors of the Company, the Executive will be entitled to participate in any schemes or arrangement established by the Company subject to the Executive meeting the eligibility requirements of such Schemes and the provision of any benefits will be subject to the rules of the schemes.

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7.5	The Executive will fully indemnify the Company against all fines, penalties, taxes, and costs imposed on the Company as the result of the Executive using a hand-held mobile telephone unlawfully whilst driving a vehicle in the course of duties. The Company may recoup from the Executive the amounts of any such fines, penalties and costs by deducting such amounts from any salary or other payments due to the Executive.

7.6	Any benefits provided by the Company to the Executive or the Executive’s family which are not expressly referred to in this agreement will be regarded as ex gratia and at the sole discretion of the Company and will not form part of the Service. The Company shall pay and deduct all relevant taxes and withholdings as may be required in respect of such benefits.

8.	Additional Benefits

8.1	Vacation. The Executive shall be entitled to 20 working days paid vacation per year. The Executive is required to make every reasonable effort to exercise his annual vacation during the year it is accrued, however, if the Executive is unable to utilize all the vacation days, he will be entitled to accumulate the unused balance of the vacation days standing to his credit up to a maximum amount of double the number of annual vacation days available to him as provided above (hereinafter: the “Maximum Amount"), provided that he uses at least seven (7) consecutive vacation days each year. Vacation shall be taken in accordance with the Company policy and prior approval. For avoidance of any doubt, it is hereby agreed that the Company shall be entitled to determine that the Executive should exercise his vacation days in case he did not exercise it.

8.2	Cellular Phone. The Company shall if it decides furnish for the Executive a cellular phone for the purpose of performing his duties hereunder. The Company shall bear the expenses of the usage of such cellular phone by the Executive up to a monthly amount of NIS 400. Any additional expense shall be deducted from the Executive's Salary. The Executive shall bear all tax consequences arising out of the possession and use of the cellular phone by him and shall not be entitled to any reimbursement. The cellular phone will be returned to the Company by the Executive upon termination of his Service. The Executive shall have no rights of lien with respect to the cellular phone and/or any other equipment supplied by the Company.

9.	Expenses

9.1	The Company will reimburse the Executive on a monthly basis for all out of pocket expenses reasonably incurred by him in the proper performance of his duties, subject to the Executive receiving prior written approval and providing such receipts or other evidence as the Company may require.

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10.	Restrictions on other activities by the Executive

10.1	During the term of the Executive’s Service, the Executive must not directly be involved in any activity which the Company considers may be, harmful to the interest of the Company or which might adversely affect the performance of the Executive’s duties under the Service.

10.2	It is understood and agreed that the Executive has and shall continue in his research practice at the Hebrew University.

10.3	The Executive must not, except with the prior sanction of a resolution of the Board, be directly or indirectly employed engaged, provide service or interested in any other business or undertaking. This restriction does not prohibit the holding by the Executive, either directly or through nominees, of investments traded on any Recognised Investment Exchange if not more than three per cent of the issued shares or other securities of any class of any one company are so held.

10.4	The Executive must comply with:

10.4.1	every rule of law and the rules and regulations of any Recognised Investment Exchange applicable to the Company; and

10.4.2	every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company.

10.5	The Executive must not, and will procure so far as he is able that his spouse infant children and other connected persons, within the meaning of section 346 Companies Act 1985, will not, deal or become or cease to be interested, within the meaning set out in part 1 schedule XIII Companies Act 1985, in any securities of the Company, except in accordance with the then current code for securities transactions by directors of the Company.

10.6	Subject to any regulations issued by the Company, the Executive may not receive or obtain directly or indirectly any discount rebate or commission (Benefit) in respect of any sale or purchase of goods effected or other business transacted, whether or not by him by or on behalf of the Company or any Group Company. If the Executive, or any firm or company in which he is interested, obtains a Benefit he must account to the Company or the relevant Group Company for it or a due proportion of the Benefit received by such company or firm having regard to the extent of the Executive’s interest in it.

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11.	Confidentiality, Non-Competition and Intellectual Property Assignment

As a pre-condition to the entering into force of this Agreement, the Executive shall execute the Statement of Undertaking –Confidentiality, Non Compete and Intellectual Property attached hereto as Schedule B and constituting an integral part of this Agreement

12.	Inventions and other intellectual property

12.1	In relation to each and every conception, improvement, invention or discovery which (i) relates to the technology of the Company as is reflected in any of the patent applications of the Company that were filed as of the date hereof or that may be filed during the term of the employment of the Executive by the Company or its actual or demonstrably anticipated research or development, or (ii), (iii) result from any work information, intellectual property or materials performed for the Company and that are based on the technology of the Company (Company Invention) which the Executive, jointly or alone, makes at any time during the Service, he will:

12.1.1	promptly disclose full details, including information, know how, technology, data, materials, any documents, drawings models, or other embodiments of the Company Invention; and

12.1.2	assign, will assign and does hereby assign all Company Inventions to the Company, and all information, data, materials, technology, conceptions, know how, to the Company. At Company’s request and expense, do all things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

12.1.3	To the extent that he owns or will own the rights in relation to any Company Invention, assigns to the Company by way of future assignments all such rights.

12.2	The Executive, at the request and expense of the Company, will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention and permit the Company, which the Executive irrevocably appoints as his attorney for this purpose, to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this Section will be conclusive evidence to that effect so far as any third party is concerned.

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12.3	Nothing in clause 12 will be construed as restricting the rights of the Executive or the Company under sections 39 to 43 Patents Act 1977.

12.4	At the Company’s expense, the Executive will assist in preparation and registration of patents and all other intellectual property in favor of the Company in any jurisdiction deemed appropriate by the Company. Such assistance shall include, without limitation, the preparation of documents, drawings and other data and execution of assignments, applications and other forms. This obligation shall remain in effect notwithstanding any termination of the Services.

13.	Service Term and Termination

13.1	The Executive's service by the Company shall commence on the Effective Date, and shall continue in full force and effect for a period of 60 months unless terminated prior to such date.

13.2	Executive’s Service may be terminated by the Company, Chief Executive Office, or Chairman of Board of Morria at any time and for any reason, pursuant to the delivery of a 60 days prior written notice by the terminating party (the “Notice Period”(. During the Notice Period the Executive shall continue to perform his duties until the conclusion of the Notice Period, and cooperate with the Company in assisting the integration of the person who will assume the Executive's responsibilities. Notwithstanding the aforementioned, the Company shall have the right not to take advantage of the full Notice Period and may terminate the Executive's Service at any time during the Notice Period. In the event of such termination, the Company shall pay the Executive his salary for the remainder of the Notice Period.

13.3	Without derogating from the Company’s rights under this Agreement and according to law, and notwithstanding the foregoing, the Company may terminate the Executive's Service immediately without the delivery of a prior written notice and/or payment for Notice Period, in the event of a Justifiable Cause (as defined below and subject to any applicable law) and the service relationship shall be deemed effectively terminated as of the time of delivery of such notice.

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13.4	The term "Justifiable ((Cause")) shall mean (a) a serious breach of trust, or repeating or continuing, after warning, any material breach of his obligations including but not limited to, theft, embezzlement, self-dealing, prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to the Company, its business, and its subsidiaries, affiliates or associated entities; (b) any wilful failure to perform or failure to perform competently any of the Executive's fundamental functions or duties hereunder, which was not cured within thirty 30 days after receipt by the Executive of written notice thereof; (c) conviction of the Executive in a crime or felony involving moral turpitude; (d) the Executive is disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment; (e) the Executive is indicted or convicted of an offence under any statutory enactment or regulation relating to insider dealing or is in breach of the code on directors’ dealings in listed securities adopted from time to time by the Company or any Group Company; (f) the Executive commits any breach of clauses 12-13.; (; (g) the Executive commits any material breach of the this agreement; (h) the Executive fails to perform or is, in the reasonable opinion of the Board, incapable of properly performing his duties under this agreement, if the Executive has been given due warning by the Company of his poor performance or incapability and has failed within the specified period to meet the required standard; (i) the Executive's serious intentional misconduct which adversely affects the Company; (j) becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or compounded with his creditors generally; (k) other cause justifying termination or dismissal without severance payment under applicable law; or (l) disclosure of confidential information or materials of the Company not approved by the Company.

13.5	In the event that the Executive terminates his Service, for any reason, without the delivery of a written notice in accordance with this agreement, or completion of the Notice Period, the Company shall be entitled to deduct from any debt which it may owe the Executive an amount equal to the salary that would have been paid to the Executive during the Notice Period, had he worked.

13.6	During any period of notice of termination not exceeding 30 days, whether given by the Company, the Company is under no obligation to assign any duties to the Executive. The Company may exclude the Executive from any of its premises and require him not to contact any customers, suppliers or employees and/or to resign from any office held in the Company or Group Company.

13.7	If the Service is terminated by either party, whether wrongfully or not, the Salary payable during any notice period, or payment made in lieu of notice, will not include any Salary increases that the Executive may have been awarded under this Agreement.

13.8	During any period of notice of termination not exceeding 60 days, whether given by the Company or the Executive, the Company may assign to the Executive such other duties as the Company determines in its absolute discretion.

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13.9	On the termination of the Service, however arising, or on either party serving notice of termination the Executive will:

13.9.1	at the request of the Company, resign from office and all offices held by him in the Company. Such resignation will be without prejudice to any claims which the Executive may have against the Company arising out of the termination of the Employment; and

13.9.2	immediately deliver to the Company any document, computers, materials, motor car and all car keys, credit cards and other property of or relating to the business of the Company which may be in his possession or under his control.

13.10	If the Executive fails to comply with his obligations under clause 15.2 the Company is irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect to those provisions.

13.11	If the Executive is offered but unreasonably refuses to agree to the transfer of this agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets or the equity share capital of the Company, the Executive will have no claim against the Company in respect of the termination of the Employment by reason of:

13.11.1	the subsequent voluntary winding-up of the Company; or

13.11.2	the disclaimer of this agreement by the Company within one month after such acquisition.

13.12	Any delay by the Company in exercising its rights of termination under clause 1. will not constitute a waiver of them.

13.13	The Executive undertakes that immediately upon the termination of his Service , for any reason, he shall act as follows:

13.13.1	He shall deliver and/or return to the Company all the documents, diskettes or other magnetic media, letters, notes, reports and other papers in his possession and relating to his Service and the fulfilment of his duties, as well any equipment and/or other property belonging to the Company which was placed at his disposal, including any computer equipment, telephone equipment, the Executive ID badge or other equipment;

13.13.2	He shall delete any information relating to the Company or its business from his personal computer, if any;

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13.13.3	He shall coordinate the termination of his Service with his supervisors, and he shall transfer in an orderly fashion and in accordance with Company procedures and in accordance with the timetable determined by his supervisors, all documents and information and all matters which with he dealt, to whomever the Company instructs, all in a manner satisfactory to the Company.

14.	Post termination covenants

14.1	The Executive undertakes with the Company that he will not during the Restricted Period without the prior written consent of the Company, such consent not to be unreasonably withheld, whether by himself, through his Executives or agents or otherwise and whether on his own behalf or on behalf of any other person, directly or indirectly:

14.1.1	, within the Restricted Area, be employed, engaged or otherwise interested in the business of researching into developing manufacturing distributing selling supplying or otherwise dealing with Restricted Goods or Restricted Services .. This prohibition does not apply to the holding, directly or through nominees, of investments dealt on any Recognised Investment Exchange if the holding does not exceed three per cent. of the issued shares or other securities of any class of any one company;

14.1.2	in competition with the Company, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Goods or Restricted Services;

14.1.3	discourage any Supplier or Prospective Supplier from conducting or continuing to conduct business with the Company on the best terms available to the Company;

14.1.4	solicit or induce or endeavour to solicit or induce any person who on the date of termination of the Service was a director or manager of the Company with whom the Executive had dealings during the Service to cease working for or providing services to the Company, whether or not any such person would as a consequence commit a breach of contract; or

14.1.5	employ or otherwise engage in the business of researching into developing manufacturing distributing selling supplying or otherwise dealing with Restricted Goods or Restricted Services any person who was during the 12 months preceding the date of termination of the Service employed or otherwise engaged by the Company and who by reason of such service or engagement is in possession of any Confidential Information or who has acquired influence over Customers and Prospective Customers. .

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14.2	The Executive must not induce procure or assist any other person firm corporation or organisation to do anything which if done by the Executive would be a breach of any of the provisions of this section.

14.3	The Executive undertakes with the Company that he will not at any time after the termination of the Service in the course of carrying on any trade or business, claim represent or otherwise indicate any present association with the Company or for the purpose of carrying on or retaining any business or custom, claim represent or otherwise indicate any past association with the Company to its detriment.

14.4	The restrictions in this Section are considered by the parties to be reasonable in all the circumstances, if any such restrictions, by themselves, or taken together, are adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be adjudged reasonable if part or parts of the wording were deleted, the relevant restriction or restrictions will apply with such deletions as may be necessary to make it or them valid and effective.

15.	Grievance procedure

If the Executive wishes to obtain redress of any grievance relating to the Service or is dissatisfied with any reprimand, suspension or other disciplinary step taken by the Company, he must apply in writing in the first instance to the chairman of the Board, setting out the nature and details of any such grievance or dissatisfaction. The grievance procedure does not form part of your contract of service.

16.	Disciplinary procedures

The Executive’s service is subject to the same standards of conduct as other Executives but the Company’s disciplinary procedure will be varied to the extent that it will reflect the seniority of the Executive’s position. The disciplinary procedure is available from the Company Secretary and does not form part of the contract of service.

17.	Notices

17.1	Any notice or other document to be given under this agreement must be in writing and either delivered personally to the Executive or to the secretary of the Company, or sent by first class post or other fast postal service or by facsimile transmission to the Company at its registered office for the time being or to the Executive at his last known place of residence.

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17.2	Any such notice will unless the contrary is proved, be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours. In proving such service it will be sufficient to prove that the notice was addressed properly and posted or that the facsimile transmission was despatched.

18.	Former service agreements

18.1	This agreement is in substitution for any previous agreements or arrangements, whether written oral or implied, relating to the service of the Executive, which are deemed to have been terminated by mutual consent.

19.	Choice of law, submission to jurisdiction and address for service

19.1	This agreement will be governed by and interpreted in accordance with the laws of Israel.

19.2	The parties submit to the jurisdiction of the Israel but this agreement may be enforced in any court of competent jurisdiction.

20.	Company's computers

The Company's computers, the use of the Company's Computers, including the use of its email systems as well as the Internet and the Company's means of communication, are intended for the needs of the Company and will be preformed according to the Company's policies which will be published to the Executive from time to time. In order to avoid doubt the Executive declares that he is aware that the Company is entitled to save, check, inspect, monitor, read, copy and use any and all information saved on the computers and the means which the Company provides the Executive, and/or transferred on the computer network and communication system in any manner which the Company sees fit, in order to protect the Company's interests, avoid the transfer of Trade Secrets from the Company, confirm the use of the Company's systems are in accordance with its policies and avoid the Company's exposure to damages which might occur as a result of the use of its computer network and communication, at any time, and without any prior notice. Therefore, it is recommended to avoid the transfer of any personal information which the Executive does not wish to be read by a third party through the Company's computers.

21.	General

21.1	This agreement constitutes the written statement of the terms of the Service provided in compliance with part 1 of ERA 1996.

21.2	There are no collective agreements in place in respect of the Service.

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21.3	Except where expressly stated nothing in this agreement will create any enforceable rights for any third party.

21.4	This Agreement constitutes a “Notice” as defined in the Notice to Executive (Terms of Service) Law 5762-2002.

21.5	This Agreement is personal and shall not invoke the provisions of any collective bargaining agreement, collective arrangement, expansion orders or any other custom, except and only to the extent so mandated by law.

21.6	By signing this Agreement, the Executive warrants, confirms and undertakes that the Executive is entitled to enter into this Agreement and to assume all the obligations pursuant hereto, that there is no contractual or other impediment on entering into this Agreement and to the Executive's engagement by the Company, and that in entering into this Agreement the Executive is not in breach of any other agreement or obligation to which the Executive is or was a party.

21.7	No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or non-performance by either party of any terms of conditions hereof.

21.8	In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

21.9	This Agreement, including its Schedules, is the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between the parties, oral or written, including the "Consulting Agreement" dated February 21, 2005, or any amendment or supplement thereto.

21.10	Any modification or amendment to the provisions of this Agreement and the schedules hereto shall be valid only if effected in writing and signed by both parties hereto.

21.11	The Executive acknowledges and confirms that all terms of his service are personal and confidential, and undertakes to keep such term in confidence and refrain from disclosing such terms to any third party.

21.12	Any notice sent by prepaid registered mail by one party to the other shall be deemed to have been received by the addressee within three business days of its dispatch, and if delivered by hand - at the time of its delivery. The addresses of the parties hereto are as specified in the heading to this Agreement.

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21.13	This Agreement may be assigned by the Company to any third party, at its sole discretion. The Executive may not assign or delegate his rights and obligations under this Agreement to any other party without the Company’s prior written approval.

21.14          The Executive recognizes that the Company intends to list its shares on the Tel Aviv Stock Exchange, and therefore be subject to the Israeli Securities Law, 5728-1968 and other laws and regulations there under; the Company's engagement pursuant to this Agreement may be subject to various approvals by the Company's organs as prescribed by applicable law including the Company's extraordinary general meeting. If the required approvals are not obtained and/or if the Company shares will not be listed on the Tel Aviv Stock Exchange, this Agreement will be void and neither the Company nor the Executive shall have any claim towards each other.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

Morria Biopharmaceuticals Plc.	Dr. Saul Yedgar
/s/ Yuval Cohen	/s/ Saul Yedgar

By: Yural Cohen	Name: Saul Yedgar

Director

Title
Date
Date

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Schedule 1

Definitions and interpretations

(Clause 1)

1.	The provisions of Schedule 1 apply to the interpretation of this agreement including the schedules.

2.	The following words and expressions have the following meanings:
Benefit	as defined in clause 10.6.

Board	the board of directors for the time being of the Company and including any committee of the board of directors duly appointed by it.

Company Goods	any products, data, compositions, materials, information, results, equipment or machinery developed, manufactured, distributed or sold by the Company with which the duties of the Executive were concerned or for which he was responsible.

Company Invention	as defined in clause 12.1.

Company Services	any services including but not limited to technical and product support technical advice and customer services supplied by the Company with which the duties of the Executive were concerned or for which he was responsible during the two years immediately preceding the date of termination of the Service.

Confidential Information	any information, data, results, relating to the business, prospective business, technical processes, computer software, intellectual property rights or finances of the Company including, but not limited to, data, information comprising or containing details of suppliers and their terms of business, details of customers and their requirements, prices charged to and terms of business applicable to customers, marketing plans and sales forecasts, financial information results and forecasts, unless included in published audited accounts, any proposals relating to the acquisition or disposal of a company or business or any part of it or to any proposed expansion or contraction of activities, details of Executives and officers and of the remuneration and other benefits paid to them, research activities, inventions, secret processes, designs, formulae and product lines, which comes into the Executive’s possession by virtue of the Service, and which the Company regards, or could reasonably be expected to regard, as confidential whether or not such information is reduced to a tangible form or marked in writing as “confidential”, and any and all information which has been or may be derived or obtained from any such information.

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Customer	any person to which the Company maintained a business relationship with, or distributed sold or supplied Company Goods or Company Services during the two years immediately preceding the date of termination of the Service and with which, during such period:

1. the Executive had personal dealings in the course of the Service; or

2. any Executive of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that Executive’s service,

Service	the Executive’s service under this agreement.

Service Related Personal Data	information which is personal to the Executive, including but not limited to demographic information (name and address etc.) information enabling the Company to make payments (salary bank account number deductions allowances etc.) information enabling access to benefits (details of family members required for insurance and pension purposes), information specifically regarding the Service, (supervisor information, details of job title, the Company’s personal development plans, performance rating and training plans etc.), and information enabling the Company to fulfil legal requirements (tax and National Insurance information etc.).

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Service Related Sensitive Personal Data	information relating to the Executive regarding racial and ethnic origin political opinions religious or other beliefs trade union membership health sexual orientation and criminal convictions.

ERA 1996	the Service Rights Act 1996.

Prospective Customer	any person with which the Company had negotiations or discussions regarding the possible business relationship, or distribution, sale or supply of Company Goods or Company Services during the 12 months immediately preceding the date of termination of the Service and with which during such period:

1. the Executive had personal dealings in the course of the Service; or

2. any Executive of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that Executive’s service.

Prospective Supplier	any person with which the Company had negotiations or discussions regarding the possible business relationship with distribution, sale or supply of goods or services to the Company during the 12 months immediately preceding the Termination Date and with which during such period:

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1. the Executive had personal dealings in the course of the Service; or

2. any Executive of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that Executive’s service.

Recognised Investment Exchange	an investment exchange in relation to which there is in force a recognition order made by the Financial Services Authority under the Financial Services and Markets Act 2001.

Regulations	the Working Time Regulations 1998.

Restricted Area	England, Scotland, Wales, Israel and the United States of America.

Restricted Goods	Company Goods

Restricted Period	the period of: 1. 6 months immediately following the date of termination of the Service; or

2. 6 months immediately following the last date on which the Executive carried out duties assigned to him by the Company.

Restricted Services	Company Services or services of a similar kind.

Salary	the Executive’s salary referred to in clause 7

Supplier	any person which has supplied materials, goods or services to the Company during the two years immediately preceding the date of termination of the Service and with which, during such period:

1. the Executive had personal dealings in the course of the Service; or

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2. any Executive of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that Executive’s Service.

3.	References to clauses and schedules are unless otherwise stated to clauses of and schedules to this agreement.

4.	The headings to the clauses are for convenience only and will not affect the construction or interpretation of this agreement.

5.	References to persons include bodies corporate unincorporated associations and partnerships.

6.	References to writing include e-mail word processing typewriting printing lithography photography facsimile messages and other modes of reproducing words in a legible and non transitory form.

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7.	Words and expressions defined in or for the purpose of the Companies Act 1985 have the same meaning unless the context otherwise requires.

Signed as a deed but not delivered until the date

inserted on the front page of this document

by Morria Biopharmaceuticals Plc acting by

two directors or one director and

the secretary:

Director : /s/ Yuval Cohen

Director/Secretary

Signed as a deed

but not delivered until the date

inserted on the front of this document by

Saul Yedgar

in the presence of:	/s/ Saul Yedgar

Witness’ signature:

Witness’ name:

Address:

Occupation:

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Schedule B

Statement of Undertaking –Confidentiality, Non Compete and Intellectual Property

I am aware that in the course of my service (hereinafter: ”Service”) with Morria Biopharmaceuticals Plc. (hereinafter: the “Company”), Information (as hereinafter defined) shall be revealed to me and/or shall come to my knowledge, and since it has been clarified to me that such information is among the Company’s main and most vital assets, I, the undersigned, Saul Yedgar, ID No. 004517785, hereby declare and undertake toward you and toward any subsidiary and/or affiliate of yours, as follows:

1.	Confidentiality

1.1	To keep in absolute confidence and not to disclose and/or use for any unauthorized purposes and/or transfer, directly or indirectly, to any person and/or entity, at all times during my service and thereafter, any Information, Inventions, or materials of the Company as defined below, which came and/or may come into my possession orally, in writing and/or in any other manner and/or by any other media, in the framework of my service with the Company and/or in connection with my work at the Company, whether directly or indirectly, including Information that came into my possession from others being directly or indirectly connected with the Company.

1.2	In this Statement of Undertaking, “Information” includes inter alia, all data, information; intellectual property; compositions; materials; methods; regulatory documents, information, filings; results; trade secrets, property, business, any information directly or indirectly related to research and development connected with present or future products, information related to compound research and development in the field of anti-inflammatory drugs, or actual anticipated products, know-how, inventions, patents, hardware, software, source code, production processes, techniques, technologies (actual or planned), discoveries, improvements, developments, innovations, data, intellectual property, process, conception, designs, engineering and technical information drawings, sketches, design, discoveries, calculations, diagrams, formulas, computer files, computer programs, data, planning processes, list of clients, list of suppliers, costing, prices, terms of payment, plans, business secrets, business plans, marketing plans, financial statements, names of clients, sales, prices, strategies, forecasts, and any other information related to the business of the Company and/or subsidiaries and/or affiliates of the Company and/or its clients, including clients with whom the Company is negotiating and including affiliates and/or subsidiaries, present and future, all the foregoing whether or not such information is protectable as a patent or as another proprietary right and any other knowledge or information purchased or received in connection with the service in the Company.

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Despite the above, any information that is publicly known or becomes publicly known through no act or fault on my part shall not be defined as Information under this section.

1.3	I undertake to notify, disclose and bring to the Company’s knowledge any Information coming to my knowledge in any way, including Information being the product of any idea or development of mine.

1.4	I undertake to keep the Company’s equipment and not to take and/or convey and/or transfer, directly or indirectly, to any person and/or entity, any material and/or raw material and/or product and/or part of a product and/or design and/or document and/or diskette and/or other information storage media and/or photographed and/or printed and/or duplicated object and the like, containing Information as stated, or relating in any way to the Company’s activity, except for such use as is required for the performance of my duties at the Company and made according to its procedure and solely on its behalf and for its benefit and upon its prior written approval. I undertake to return to the Company any such document immediately upon its first demand.

2.	No Conflicting Obligations

2.1	I will not disclose to the Company any proprietary or confidential information belonging to any third party, including any prior or current employer or contractor, unless I have first received the written approval of that third party and present it to the Company. In particular, I will not disclose to the Company or use for the Company’s purposes any confidential information or material belonging to the Hebrew University of Jerusalem ("HUJ"), including without limitation, any research information, formulas and inventions.

2.2	I represent that my service with the Company will not require me to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party, including HUJ.

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2.3	I will not make use during the term of the Agreement of any inventions, research results or know-how that were disclosed to me or discovered or developed by me due to my former service with HUI and/or as a consequence of such service.

3.	Third Party Information

I recognize that the Company has received and will in the future receive from third parties their confidential or proprietary information, subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or entity or to use it except as necessary in carrying out my services for the Company, consistent with the Company’s agreement with such a third party.

4.	Breach of Obligation

I am aware that a breach of any of the obligations under this Statement of Undertaking will cause the Company serious and irreparable harm, to which no monetary compensation can be an appropriate remedy. Therefore, I agree that if such a breach occurs, the Company shall be entitled, without prejudice, to take all legal means necessary, including any injunctive relief, to restrain any continuation or further breach of this Statement of Undertaking, without any objection from my side.

5.	Survival

Unless specifically limited under the provisions in this Statement of Undertaking my obligations under this Statement of Undertaking shall remain in full force during my service and following the termination, for any reason, of my service with the Company.

6.	Condition to Service

I acknowledge that execution of this Statement of Undertaking is a condition to the Company's engagement with me and the disclosure of any Information.

Saul Yedgar	/s/ Saul Yedgar	May 25th, 2011
Name of Executive	Signature	Date

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